

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Via Fax (866) 522-1490 and U.S. Mail

Paul A. Styer
Senior Vice President and General Counsel
Copart, Inc.
4665 Business Center Drive
Fairfield, California 94534

> **Re: Copart, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed September 23, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 21, 2010**
> **File No. 000-23255**

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director